AMBAC

Ambac Announces Closing of Private Placement of
Senior Secured Notes by Corolla Trust

NEW YORK, NY, August 28, 2014 (GLOBE NEWSWIRE) -- Ambac Financial Group, Inc. (Nasdaq: AMBC) ("Ambac"), a holding company whose subsidiaries provide financial guarantees and other financial services to clients in both the public and private sectors globally, announced today the closing of a private placement of senior secured notes (the “Notes”) by Corolla Trust, a Delaware statutory trust (the “Trust”).

On August 28, 2014, Ambac deposited $350.0 million face amount of junior surplus notes (the “Junior Surplus Notes”) issued to it by the Segregated Account of Ambac Assurance Corporation (the “Segregated Account”), plus accrued but unpaid interest thereon, into the Trust in exchange for gross proceeds of $231.9 million and a subordinated owner trust certificate (the “Owner Trust Certificate”) issued by the Trust in the face amount of $74.8 million. The Trust funded the cash portion of its purchase of the Junior Surplus Notes with proceeds of the private placement of $299.2 million face amount of Notes to third party investors, which amount equates to approximately 80% of par plus accrued and unpaid interest on the Junior Surplus Notes.

The Notes have final maturity of August 28, 2039. Interest on the Notes will accrue at 5.1% per annum and compound annually on June 7th of each year up to and including the maturity date. Payments on the Notes will be made when and to the extent that the Segregated Account makes payments on the Junior Surplus Notes. The Notes must be paid in full before any payments will be made on the Owner Trust Certificate. The Notes and Owner Trust Certificate are non-recourse to Ambac, Ambac Assurance Corporation and the Segregated Account, but will be collateralized by the Junior Surplus Notes. Morgan Stanley & Co. LLC acted as sole placement agent for the Notes.

Proceeds from the transaction (net of transaction expenses) are expected to be used to fund Ambac’s growth and diversification initiatives, including potential acquisitions and development opportunities; select Ambac Assurance liability management activities; and for general corporate purposes.

The Notes offered in the private placement have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or applicable state securities laws. Accordingly, the Notes may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Ambac
Ambac Financial Group, Inc., headquartered in New York City, is a holding company whose subsidiaries, including its principal operating subsidiary, Ambac Assurance Corporation ("Ambac Assurance"), Everspan Financial Guarantee Corp., and Ambac Assurance UK Limited, provide financial guarantees and other financial services to clients in both the public and private sectors globally. Ambac Assurance, including the Segregated Account of Ambac Assurance (in rehabilitation), is a guarantor of public finance and structured finance obligations. Ambac Financial Group, Inc. is also exploring opportunities involving the acquisition and/or development of new businesses. Ambac Financial Group Inc.'s common stock trades on the NASDAQ Global Select Market. The Amended and Restated Certificate of Incorporation of Ambac Financial Group, Inc. contains substantial restrictions on the ability to transfer Ambac’s common stock. Subject to limited exceptions, any attempted transfer of common stock shall be prohibited and void to the extent that, as a result of such transfer (or any series of transfers of which such transfer is a part), any person or group of persons shall become a holder of 5% or more of Ambac’s common stock. For more information, please go to www.ambac.com.

Contact
Abbe F. Goldstein, CFA
Managing Director, Investor Relations and Corporate Communications
(212) 208-3222
agoldstein@ambac.com

Source: Ambac Financial Group, Inc.